Exhibit 99.1

Apollomics Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

FOSTER CITY, Calif. – December 10, 2024 (GLOBE NEWSWIRE) – Apollomics Inc. (Nasdaq: APLM) (the “Company”), a clinical-stage biopharmaceutical company developing medicines to address difficult-to-treat cancers, today announced that on December 10, 2024, it received a notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Rule 5550(a)(2) (the “Bid Price Requirement”), and Nasdaq has determined to continue the listing of the Company’s Class A ordinary shares (“Class A Ordinary Shares”) on the Nasdaq Capital Market under the symbol “APLM.”

On December 10, 2024, Nasdaq confirmed that for the ten consecutive business days from November 25, 2024 to December 9, 2024, the closing bid price of the Company’s Class A Ordinary Shares was at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Nasdaq Bid Price Requirement and the matter is closed.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and over 10 other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s strategy, prospects, plans and objectives are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, including but not limited to, the Company’s ability to maintain compliance with any of the other Nasdaq continued listing requirements, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting

Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contact:

Eric Ribner

LifeSci Advisors, LLC

(646) 751-4363

eric@lifesciadvisors.com